November 14, 2012

Erin Jaskot

Staff Attorney

Division of Corporation Finance

United States Securities and

    Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	SunCoke Energy Partners, L.P.

Amendment No. 4 to Registration Statement on Form S-1

Filed November 5, 2012

File No. 333-183162

Dear Ms. Jaskot:

On behalf of SunCoke Energy Partners, L.P. (the “Registrant”), we have filed through EDGAR Amendment No. 5 (“Amendment No. 5”) to the above-referenced registration statement on Form S-1 (the “Registration Statement”). For your convenience, we have also forwarded courtesy copies of Amendment No. 5, which includes a revised Exhibit 10.2, each of which has been marked to show changes made since the filing of Amendment No. 4 to the Registration Statement (“Amendment No. 4”), filed with the Securities and Exchange Commission (the “Commission”) on November 5, 2012. A copy of this letter has been furnished in EDGAR as correspondence.

In this letter, we set forth the responses of the Registrant to the comments (each a “Comment” and, together, the “Comments”) contained in the letter from the staff (the “Staff”) of the Commission dated November 9, 2012 (the “Comment Letter”), with respect to the above-referenced filing. For your convenience, in this letter we have repeated in bold type the Comments as set forth in the Comment Letter. The Registrant’s response to each Comment is set forth immediately below the text of the applicable Comment.

All page references in the Registrant’s response are to Amendment No. 5. Capitalized terms used in this letter but not defined herein have the meanings given to them in the Registration Statement.

Information provided in this letter on behalf of the Registrant has been provided to us by the Registrant.

Vinson & Elkins LLP Attorneys at Law Abu Dhabi Austin Beijing Dallas Dubai Hong Kong Houston London Moscow New York Palo Alto Riyadh San Francisco Shanghai Tokyo Washington	666 Fifth Avenue, 26th Floor New York, NY 10103-0040 Tel +1.212.237.0000 Fax +1.212.237.0100 www.velaw.com

Securities and Exchange Commission, November 14, 2012, Page 2

The Offering, page 10

1.	Please revise your use of proceeds disclosure here and throughout your filing to clarify that you will retain the $128.7 million for environmental capital expenditures, tax credits owed to customers, and working capital replenishment. Please refer to your disclosure on page 58, note 3.

Response: The Registrant acknowledges the Staff’s Comment and has revised the Registration Statement to clarify that the Partnership will retain $128.7 million for environmental capital expenditures, tax credits owed to customers, and working capital replenishment. Please see pages 7, 10, 47 and 132.

Cash Distribution Policy and Restrictions on Distributions, page 50

2.	We note your response to comment 1 in our letter dated October 31, 2012. You have represented to us, and disclosed in the filing, that “cash available for distribution” is a measure of income to be used in assessing performance, and is not a liquidity measure. Consequently, there remains a concern over your determination to title this measure as something other than what it is apparently intended to convey. Given that measures with the word “cash” in the title are widely understood to be liquidity measures, its seems apparent that investors may not readily understand your basis for characterizing this non-GAAP measure as a performance measure and may instead reasonably assume that the measure is a calculation of the amount of cash available for distribution. The obvious risk is that investors will literally interpret the measure based on its title and presumably be misled. If you continue to believe that the non-GAAP measure is a performance measure, please revise the title of the measure to something more descriptive of its purpose and ensure that the revised title does not include the word “cash”. Alternatively, if you believe that the measure may be useful in assessing your ability to make cash payments (a liquidity measure), then the existing title and presentation are compliant and you merely need to (1) include a footnote reconciling the measure to “Net cash provided by (used in) operating activities” in accordance with Item 10(e)(1)(i)(A) of Regulation S-K, and (2) present the US GAAP operating, investing and financing cash flow amounts in equal prominence for each period presented pursuant to Question 102.06 of the SEC Compliance and Disclosure Interpretations: Non-GAAP Financial Measures.

Response: The Registrant acknowledges the Staff’s Comment and has revised the Registration Statement to refer to “adjusted current earnings” instead of “cash available for distribution.” Please see pages 54-59.

Securities and Exchange Commission, November 14, 2012, Page 3

3.	Please disclose whether the partnership agreement, or any other relevant contract, requires that the amounts of actual distributions be either defined, limited or measured based on the “Cash available for distribution” calculation presented in your filing.

Response: The Registrant respectfully advises the Staff that neither the partnership agreement nor any other contract defines, limits or measures distribution amounts based on the “cash available for distribution” calculation presented in the Registrant’s previous filings.

Estimated Net Income and Cash Available for Distribution for the Twelve Months Ending December 31, 2013, page 56

4.	We note that cost of products sold and operating expenses is 76.5% of sales and other operating revenue for the forecasted period. We further note that cost of products sold and operating expenses as a percentage of sales and other operating revenue is 81.6% and 81.2% for the pro forma twelve-months ending December 31, 2011 and September 30, 2012, respectively. Please revise your disclosure to explain the specific facts and circumstances that support your estimate of a lower percentage for the forecasted period.

Response: The Registrant acknowledges the Staff’s Comment and has revised the Registration Statement accordingly. Please see page 61.

5.	Please expand your explanation for the decrease in SG&A projected for fiscal year 2013, to quantify the start-up costs and legal expenses incurred during fiscal year 2011 and for the twelve-months ended June 30, 2012. Please also revise your disclosure to confirm that the $19.6 million projection includes the $2.5 million incremental SG&A you expect to incur as a publicly-traded company. Please refer to page 55, note 8.

Response: The Registrant acknowledges the Staff’s Comment and has revised the Registration Statement accordingly. Please see pages 58 and 61.

Securities and Exchange Commission, November 14, 2012, Page 4

Please direct any questions that you have with respect to the foregoing to the undersigned at 212-237-0020 or to Mike Rosenwasser (212-237-0019) or Rachel Packer (212-237-0187).

Very truly yours,

/s/ Michael Swidler
Michael Swidler

cc:	Tracey Smith (Commission)

Al Pavot (Commission)

Craig E. Slivka (Commission)

Pamela A. Long (Commission)

Denise R. Cade (Registrant)

Sean T. Wheeler (Latham & Watkins LLP)

Divakar Gupta (Latham & Watkins LLP)